Exhibit 1

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has repaid in full all outstanding indebtedness under CEMEX’s facilities agreement, dated as of July 19, 2017 (as amended and/or restated from time to time, the “2017 Facilities Agreement”), which amounted to approximately U.S.$1.90 billion in different currencies. Following this repayment in full, the 2017 Facilities Agreement is no longer in effect.

The funds used to repay the 2017 Facilities Agreement were sourced from a new unsecured credit agreement, dated October 29, 2021 (the “2021 Credit Agreement”), that was closed with 21 financial institutions participating as lenders.

The main terms and conditions of the 2021 Credit Agreement are summarized as follows:

•	Final maturity in November 2026;

•	U.S.$1.50 billion of term loans, amortizing in five equal semi-annual payments (subject to reduction for voluntary prepayments of term loans), beginning in November 2024;

•	U.S.$1.75 billion of commitments under a revolving credit facility with no interim amortization payments;

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All loans under the 2021 Credit Agreement bear interest at the same rate, including an applicable margin over the benchmark interest rate of between 100 to 175 basis points, depending on CEMEX’s consolidated leverage ratio, with such margin being subject to positive or negative adjustments in an aggregate amount not to exceed 5 basis points based on certain sustainability-linked performance metrics from the prior annual period;

•	Financial covenants consistent with an investment grade capital structure, with a maximum leverage ratio of 3.75x throughout the life of the loan, and a minimum interest coverage ratio of 2.75x; and

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Guaranteed by CEMEX Corp., CEMEX Concretos, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V. and Cemex Innovation Holding Ltd. (collectively, the “Refinancing Guarantors”), all of which are subsidiaries of CEMEX.

Concurrently with funding under the 2021 Credit Agreement and in accordance with the indentures governing the Notes, CEMEX entered into supplemental indentures to add CEMEX Operaciones México, S.A. de C.V. and Cemex Innovation Holding Ltd. as new guarantors to CEMEX’s 2.750% Euro Denominated Notes due 2024, 3.125% Euro Denominated Notes due 2026, 5.450% U.S. Dollar Denominated Notes due 2029, 7.375% U.S. Dollar Denominated Notes due 2027, 5.200% U.S. Dollar Denominated Notes due 2030 and 3.875% U.S. Dollar Denominated Notes due 2031 (collectively, the “Notes”). CEMEX Corp. and CEMEX Concretos, S.A. de C.V. were already guarantors of the Notes.

Also, concurrently with funding under the 2021 Credit Agreement and the full repayment of the 2017 Facilities Agreement, the provisions contained in the indentures governing the Notes that provide that any guarantor of the Notes (the “Note Guarantors”) shall be released of its guarantee obligations upon a refinancing of the 2017 Facilities Agreement with debt not guaranteed by the Note Guarantors, have been triggered. As a result, both the 2021 Credit Agreement and the Notes are guaranteed exclusively by the Refinancing Guarantors (CEMEX Corp., CEMEX Concretos, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V. and Cemex Innovation Holding Ltd.).

The Note Guarantors that are no longer guaranteeing the Notes are CEMEX España, S.A., CEMEX Asia B.V., CEMEX Finance LLC, CEMEX Africa & Middle East Investments B.V., CEMEX France Gestion (S.A.S.), CEMEX Research Group AG and CEMEX UK.

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This report is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities of CEMEX, S.A.B. de C.V. (“CEMEX”) or any of its direct or indirect subsidiaries (such subsidiaries, together with CEMEX, the “Company”) in any transaction. This report contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions that could cause actual results, performance or achievements to differ materially from the Company’s expectations. These forward-looking statements reflect the Company’s current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. No assurance can be given that the goals described or implied will be achieved. Many underlying assumptions which may prove to be incorrect, risks, uncertainties and other important factors, several of which are outside of the Company’s control, could cause actual results, performance or achievements of the Company to be materially different from those expressed or implied in this report. Some of the risks, uncertainties and other important factors that could cause expectations, beliefs, intentions and results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect the ability of the Company’s operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the Company’s products and services, among other adverse consequences; the cyclical nature of the construction

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sector; the Company’s exposure to other sectors that impact its business and those of its customers, such as, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which the Company offers its products and services; general political, social, health, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks of international operations; the regulatory environment, including environmental, energy, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under its debt agreements, including the indentures that govern the Company’s notes and the Company’s other debt instruments and financial obligations, including the Company’s subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist the Company during market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital and on the cost of the products and services the Company purchases; loss of reputation of the Company’s brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives, implement its pricing initiatives for its products and otherwise achieve the Company’s “Operation Resilience” goals and targets; the increasing reliance on information technology infrastructure for the Company’s sales, invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for the Company’s products and services; weather conditions, including excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States – Mexico – Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CEMEX’s public filings. You are urged to carefully consider the assumptions, risks, uncertainties and other factors that affect the Company’s business and operations and should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in this report.

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